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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INLAND SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 BUTTERFIELD ROAD
(No. and Street)

OAK BROOK (City) ILLINOIS (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CATHERINE LYNCH 630 218-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. WACKER DRIVE (Address) CHICAGO (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 6 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C.
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK 6/5

OATH OR AFFIRMATION

I, CATHERINE L. LYNCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INLAND SECURITIES CORPORATION, as of ------------------------DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

OFFICIAL SEAL
HALEY M. WALSH
Notary Public, State of Illinois
My Commission Expires 04-03-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder
Inland Securities Corporation:

We have audited the accompanying statement of financial condition of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) (the Company) as of December 31, 2005, and the related statements of operations, stockholder's equity, and cash flows for the period from July 1, 2005 to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the period from July 1, 2005 to December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	21,023,782
Commissions receivable		654,015
Mortgage note receivable (note 6)		450,000
Warrants (note 5)		825
Common stock (note 5)		15,600
Other assets		136,631
Total assets	$	22,280,853

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	1,815,364
Accounts payable and accrued expenses		338,838
Income tax payable		694,821
Total liabilities		2,849,023
Stockholder's equity: (note 2)		
Common stock, $.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		6,802,253
Retained earnings		12,629,567
Total stockholder's equity		19,431,830
Total liabilities and stockholder's equity	$	22,280,853

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

For the period from July 1, 2005 to December 31, 2005

Revenues:		
Commissions (note 3)	$	86,156,093
Interest and other income		186,403
Total revenues		86,342,496
Expenses:		
Commissions		75,355,707
Employee compensation and benefits		2,893,784
Other operating expenses		2,247,744
Total expenses		80,497,235
Income before income taxes		5,845,261
Income tax expense		(2,332,259)
Net income	$	3,513,002

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Stockholder's Equity

For the period from July 1, 2005 to December 31, 2005

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at June 30, 2005	$	10	6,802,253	11,616,565	18,418,828
Dividends paid		—	—	(2,500,000)	(2,500,000)
Net income		—	—	3,513,002	3,513,002
Balance at December 31, 2005	$	10	6,802,253	12,629,567	19,431,830

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

For the period from July 1, 2005 to December 31, 2005

Cash flows from operating activities:		
Net income	$	3,513,002
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		20,961
Changes in assets and liabilities:		
Decrease in interest receivable		(96)
Decrease in commissions receivable		8,233,978
Decrease in commissions payable		(9,189,396)
Increase in accounts payable and accrued expenses		41,537
Decrease in income tax payable		(2,167,741)
Net cash flow provided by operating activities		452,245
Cash flows from investing activities:		
Purchase of other assets		(36,063)
Net cash flow used in investing activities		(36,063)
Cash flows used in financing activities:		
Dividends paid		(2,500,000)
Net cash flow used in financing activities		(2,500,000)
Net decrease in cash and cash equivalents		(2,083,818)
Cash and cash equivalents at beginning of period		23,107,600
Cash and cash equivalents at end of period	$	21,023,782

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(A Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

December 31, 2005

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC) is the sole stockholder. The Inland Group, Inc. (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates. A description of significant accounting policies follows:

Commissions

In connection with the marketing of investment programs, commissions are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions are earned and the related expense is incurred at the time the third-party investment is accepted by the offering party.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Common Stock and Warrants

The Company's investments in common stock and warrants are reported in the statement of financial condition at cost, which approximates fair value.

Income Taxes

The Company is included in the consolidated Federal and combined unitary state income tax returns of Inland.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(2) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2005, the Company had net capital and net capital requirements of $18,398,325 and $189,936, respectively. The Company's ratio of aggregate indebtedness to net capital was approximately 0.15 to 1.

(3) Related-party Transactions

Commission income of $86,156,093 was derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager.

The Company is charged direct costs for specific legal, payroll processing, information technology services, and certain other administrative services performed by administrative departments of IREIC. Such amounts totaled approximately $8,700 for the period from July 1, 2005 to December 31, 2005. In addition, the Company paid rent to IREIC of approximately $6,300 for the period from July 1, 2005 to December 31, 2005. In the opinion of management, the aforementioned administrative costs and rent are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own account.

(4) Income Taxes

The Company is party to a tax sharing agreement which provides that income tax expense or benefit be reflected on a separate company basis. There were no deferred tax assets or liabilities as of December 31, 2005. The Company incurred $2,332,259 in income tax expense for the period from July 1, 2005 to December 31, 2005. Income tax expense for the period from July 1, 2005 to December 31, 2005 differs from "expected" income tax expense (computed by applying the U.S. Federal income tax rate of 35% to pretax income) principally due to the benefit state and local income taxes have on the U.S. Federal income tax rate.

(5) Warrants and Common Stock

In April 2000, the members of the National Association of Securities Dealers, Inc. (NASD) approved a restructuring and recapitalization of the NASD. In accordance with the restructuring and recapitalization, the Company purchased 300 warrants at $11.00 per warrant from the NASD. The warrants allow the Company to purchase 4 shares of common stock for each warrant exercisable in 4 annual tranches, which began on June 28, 2002. In December 2000, the Company purchased 1,200 shares of common stock at $13.00 per share from the NASD. This investment is accounted for using the cost method.

(Continued)

(6) Mortgage Notes Receivable

In March 2003, IREIC made a capital contribution to the Company by the transfer of a mortgage note receivable. The note represents an amount due from a partnership in which IREIC is the general partner. This note is payable in full on August 31, 2006. This note provides for the payment of interest equal to a rate of 10.5% per annum on the unpaid principal balance of the note. The payment of such interest is contingent upon the occurrence of certain events, as defined in the note agreement. Interest on this note has been fully reserved. The principal balance at December 31, 2005 is $450,000. This receivable is secured by the related underlying property.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Inland Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) (the Company) for the period from July 1, 2005 to December 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. One of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006

Schedule 1

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Stockholder's equity	$	19,431,830
Deductions:		
Nonallowable assets:		
Commissions receivable		430,448
Mortgage note receivable		450,000
Warrants		825
Common stock		15,600
Other assets		136,631
Total deductions		1,033,505
Net capital		18,398,325
Minimum capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		189,936
Excess net capital	$	18,208,390
Aggregate indebtedness – total liabilities	$	2,849,023
Ratio of aggregate indebtedness to net capital		0.15

Note 1: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 filed by Inland Securities Corporation in its Form X-17a-5 with the National Association of Securities Dealers, Inc.

See accompanying independent auditors' report.

Schedule 2

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(3) of the Rule.

See accompanying independent auditors' report.

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: INLAND SECURITIES CORPORATION [0013]

SEC File Number: 8- 32775 [0014]

Address of Principal Place of Business: 2901 BUTTERFIELD ROAD [0020]

OAK BROOK [0021] IL [0022] 60523 [0023]

Firm ID: 15807 [0015]

For Period Beginning 10/01/2005 [0024] And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Catherine Lynch [0030] Phone: (630)218-8000 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	21,023,782 [0200]		21,023,782 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	223,566 [0300]	430,448 [0550]	654,014 [0810]
3. Receivables from non-customers	[0355]	450,000 [0600]	450,000 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under *subordination agreements* and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	136,631 [0680]	136,631 [0920]
11. Other assets	[0535]	16,425 [0735]	16,425 [0930]
12. **TOTAL ASSETS**	21,247,348 [0540]	1,033,504 [0740]	22,280,852 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	1,815,363 [1115]	[1305]	1,815,363 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,033,659 [1205]	[1385]	1,033,659 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	2,849,022 [1230]	0 [1450]	2,849,022 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	10 [1792]
C. Additional paid-in capital	6,802,253 [1793]
D. Retained earnings	12,629,567 [1794]
E. Total	19,431,830 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	19,431,830 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	22,280,852 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2005 [3932] Period Ending 12/31/2005 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	11,019,155 [3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	87,377 [3995]
9.	Total revenue	11,106,532 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		1,544,643 [4115]
12.	Commissions paid to other broker-dealers		9,012,655 [4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		62,853 [4195]
15.	Other expenses		1,337,732 [4100]
16.	Total expenses		11,957,883

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-851,351 [4210]
18.	Provision for Federal Income taxes (for parent only)		-339,689 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-511,662 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	48,153 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		19,431,830 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		19,431,830 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		19,431,830 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	1,033,504 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-1,033,504 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		18,398,326 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. **Exempted securities**	[3735]	
2. **Debt securities**	[3733]	
3. **Options**	[3730]	
4. **Other securities**	[3734]	
D. **Undue Concentration**	[3650]	
E. **Other (List)**		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]
10. Net Capital		18,398,326 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	189,934 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	189,934 [3760]
14. Excess net capital (line 10 less 13)	18,208,392 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	18,113,423 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		2,849,022 [3790]
17. Add:		
A. **Drafts for immediate credit**	[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C. **Other unrecorded amounts (List)**		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	2,849,022 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 15 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		20,943,492 [4240]
A.	Net income (loss)		-511,662 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-1,000,000 [4270]
2.	Balance, end of period (From item 1800)		19,431,830 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FOCUS

Part IIA
17a-5(a) Quarterly
December 2005

Validated

Validation Results

Errors - 0
Warnings - 0

User Id: MSORCE INLAND SECURITIES CORPORATION Firm Id: 15807

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		20,943,492 [4240]
A.	Net income (loss)		-511,662 [4250]
B.	Additions (includes non-conforming capital of	+ [4262])	+ [4260]
C.	Deductions (includes non-conforming capital of	+ [4272])	- -1,000,000 [4270]
2.	Balance, end of period (From item 1800)		19,431,830 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	+ [4310]
B.	Decreases	- [4320]
4.	Balance, end of period (From item 3520)	0 [4330]